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                     September 21, 2022

       Li Deng
       Principal Executive Officer
       Exent Corp.
       Room 6B1-2, Block AB, Tianxiang Building,
       Che Gong Miao, Futian District
       Shenzhen, Guangdong Province,
       China 517000

                                                        Re: Exent Corp.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 333-222829

       Dear Mr. Deng:

              We issued comments on the above captioned filing on August 10, 2022. On August 31,
       2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kevin Woody,
       Accounting Branch Chief, at 202-551-3629 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing